Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(In thousands of U.S. dollars)

	Six Months Ended	Fiscal Year Ended
	6/30/2016	12/31/2015	12/31/2014	12/31/2013	12/31/2012	12/31/2011
Fixed Charges
Interest Expense	$5,025	$9,751	$9,417	$4,572	$6,679	$7,356
Interest Capitalized	—	856	177	32	85	—
Amortized premiums, discounts and capitalized expenses related to indebtedness	14,762	28,493	27,225	5,875	960	1,053
Estimate of interest within rent expense	51	254	209	290	272	186

Total fixed charges	$19,838	$39,354	$37,028	$10,769	$7,996	$8,595

Earnings (loss)
Earnings before fixed charges	$651,900	$115,283	$87,056	$164,543	$109,073	$32,538
Fixed charges per above	19,838	39,354	37,028	10,769	7,996	8,595

Ratio of earnings to fixed charges	(32.86)	(2.93)	(2.35)	(15.28)	(13.64)	(3.79)

Deficiency of earnings available to cover fixed charges	$(671,738)	$(154,637)	$(124,084)	$(175,311)	$(117,069)	$(41,132)